May 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (787)265-3200

Ricardo Hernandez
Chief Financial Officer
W Holding Company, Inc.
19 West McKinley Street
Mayaguez, Puerto Rico 00681

Re: **W Holding Company, Inc.**
        Form 10-K filed April 24, 2006
        File No. 001-16799

Dear Mr. Hernandez:

        We have reviewed your filing and have the following comment. We limited our review of your filing to those issues we have addressed in our comment. Please be as detailed as necessary in your response to our comment so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2005

Note 25, "Restatement", page 134

1.   We refer to the general summary of your restatement related to the real estate mortgage loan transactions that did not qualify as purchases under SFAS 140 and were presented as originations of commercial loans secured by real property.   We note your response to comment 6.a in your letter dated April 6, 2006 which stated that the outstanding balances for mortgage loans with R&G and Doral as of December 31, 2004 and September 30, 2005 totaled $745 million and $1.2 billion. Please provide us with a quantified summary for 2004 and 2003 of the effects of this restatement, including the dollar amount of loans restated; the effects of the reversal of the associated balance guarantee swap derivative and the effects on the statement of cash flows.

2.   We refer to the restated income statement amounts for 2004 and 2003 which show a net gain on derivative instruments of $22.4 million in 2004 and $18.4 million for 2003 as compared to previously reported net losses of $7,000 and $236,000 for these periods, respectively. We note your response to comment 3 in your letter dated April 6, 2006 which stated that these CD swaps would have been 99.6% effective if they had qualified for hedge accounting under the long-haul method. Please explain to us the basis used to determine these restated net gains on derivative instruments which are 12% and 14% of restated pre-tax income.

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Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.   You may wish to provide us with marked copies of your proposed changes to disclosure in future filings to expedite our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief